Exhibit (a)(1)(viii)

[SCRIPPS NETWORKS INTERACTIVE, INC.

MEMO/LETTER HEAD]

Re:	Section 83(b) Election

In connection with your receipt of Restricted Shares in the Exchange Offer, attached is a form on which you can make a “Section 83(b) election.”

General Treatment of Restricted Shares

You generally will not be subject to federal income tax upon the issuance of Restricted Shares in the Exchange Offer. If you do not make a Section 83(b) election for the Restricted Shares (discussed below), your taxable income with respect to those shares will be calculated, and tax will be owed at ordinary income rates, in the year in which the Restricted Shares vest. The amount of taxable income will be equal to the number of vested shares multiplied by the market price per share on the date the shares vest.

Your adjusted tax basis in the shares will be the fair market value of the shares on the date they vest, and the holding period for the shares will begin just after they vest. Any gain or loss recognized when the Restricted Shares that have vested are sold will be capital gain or loss, and will be long-term capital gain or loss if the vested shares have been held for more than one year at the time of sale.

Any dividend payments received with respect to Restricted Shares for which a Section 83(b) election is not made will be taxed as ordinary income during the period that the Restricted Shares are unvested, and will not be treated as qualified dividend income. Any dividends received prior to 2011 with respect to vested shares may be qualified dividend income subject to a current maximum federal tax rate of 15 percent, provided certain other requirements are satisfied.

Section 83(b) Election

You may, however, accelerate the date on which the Restricted Shares are subject to ordinary income rates, and therefore the date in which all appreciation in value will be taxed as capital gain, by filing a Section 83(b) election. This election must be made within 30 days after the date of issuance of the Restricted Shares.

If a Section 83(b) election is made for the Restricted Shares, then the amount of taxable income will be calculated, and tax will be owed at ordinary income rates, in 2009. The amount of taxable income will be equal to the number of Restricted Shares received in the Exchange Offer multiplied by the market price per share on June 26, 2009 (i.e., on the date of issuance).

Your adjusted tax basis in the shares will be the amount recognized as ordinary income on the date of issuance, and the holding period for the shares will begin just after the issuance date. Any gain or loss you recognize when you sell the Restricted Shares that have vested will be long-term capital gain or loss.

Any dividends received with respect to Restricted Shares prior to 2011 for which a Section 83(b) election is made may be qualified dividend income subject to a current maximum federal tax rate of 15 percent, provided certain other requirements are satisfied.

Exhibit (a)(1)(viii) - 1

Please note that if you forfeit the Restricted Shares (for example, if you voluntarily terminate employment prior to the applicable vesting date), then you will not be entitled to a deduction for the prior income inclusion related to the Section 83(b) election.

Withholding Rules for Employees

The government requires companies to withhold portions of income paid to their employees and to transfer those funds to the appropriate government accounts for credit towards the employee’s personal tax liabilities. The tax withholding requirements will depend upon the type of income you are receiving.

Income associated with your Restricted Shares is considered supplemental income, and the company is generally required to withhold 25% for federal income taxes, plus any employment tax and applicable state or local withholdings.

If you do not make a Section 83(b) election for your Restricted Shares, then the company will withhold a portion of your vested shares to satisfy the tax withholding requirements, unless you elect, in accordance with the on-line procedures established by the company, to write a check for the necessary tax withholdings. If you make a Section 83(b) election for your Restricted Shares, then you will be required to write a check for the necessary tax withholdings as directed by the company.

Additional Information

Because the tax consequences to you may vary depending on your individual situation, you should consult your personal tax advisor regarding the federal, state, local or other tax consequences of filing a Section 83(b) election.

Please also refer to the Plan Summary and Prospectus for the Scripps Networks Interactive, Inc. 2008 Long-Term Incentive Plan, and the Offer to Exchange Certain Outstanding Stock Options for Restricted Shares dated June 1, 2009, for more information.

Exhibit (a)(1)(viii) - 2

Instructions for Section 83(b) Election

☐	You must sign and date the form.

☐

You must file the form no later than the 30th day after the date of grant of the Restricted Shares, with the IRS office at which you file your federal income tax return. (Check the instructions to Form 1040 if you’re not sure of the address.) We highly recommend sending this election by certified mail and getting a stamped receipt with a legible date.

☐	You must include a copy of the form with your 2009 federal income tax return.

☐	You must provide a copy of the form to:

Susan Balsley, Compensation Manager

Scripps Networks Interactive, Inc.

312 Walnut Street, Suite 1800

Cincinnati, Ohio 45202

Note: The Section 83(b) election is irrevocable once filed unless the IRS consents to a revocation.

Exhibit (a)(1)(viii) - 3

Election to Include Value of

Restricted Property in Gross Income in Year

of Transfer Under Internal Revenue Code Section 83(b)

The undersigned hereby makes an election pursuant to Section 83(b) of the Internal Revenue Code of 1986, as amended, with respect to the Restricted Shares described below and supplies the following information in accordance with the applicable Treasury regulations:

1.	The name, address and taxpayer identification number of the Taxpayer are:

Name:	(“Taxpayer”)

Address:

SS#

2.	Description of the Restricted Shares for which the election is being made:

             restricted Class A Common Shares, par value $0.01, of Scripps Networks Interactive, Inc. (the “Company”).

3.	The date on which the Restricted Shares were transferred and the taxable year for which the election is made:

The Restricted Shares were transferred on June 26, 2009. The taxable year to which this election relates is 2009.

4.	The nature of the restriction to which the Restricted Shares are subject:

The Restricted Shares may not be sold, exchanged, assigned, transferred, pledged, encumbered or otherwise disposed of by the Taxpayer, except to the Company, by will or the laws of descent and distribution, or as otherwise provided in the plan, until the Restricted Shares have vested. Any permitted transferee (other than the Company) shall remain subject to all the terms and conditions applicable to the Restricted Shares prior to such transfer.

The Restricted Shares will vest in two installments, with 50 percent of the total number vesting on June 23, 2010 and with the other 50 percent vesting on June 23, 2011, provided that any unvested Restricted Shares will immediately vest upon the death or disability of the Taxpayer or upon a change in control of the Company. The Taxpayer will forfeit any portion of the Restricted Shares that remain unvested at the time the Taxpayer’s services with the Company and its subsidiaries terminates (other than as a result of death or disability).

5.	The Restricted Shares have a fair market value on June 26, 2009 equal to $ per share.

6.	The Taxpayer did not pay any amount for the Restricted Shares.

7.	The Taxpayer certifies that a copy of this statement has been furnished to Scripps Networks Interactive, Inc.

Exhibit (a)(1)(viii) - 4

Signature of Taxpayer	Date

RECEIPT ACKNOWLEDGED

Scripps Networks Interactive, Inc.

By:

Date:

Exhibit (a)(1)(viii) - 5